1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

Alexander C. Karampatsos

alexander.karampatsos@dechert.com
+1 202 261 3402 Direct

June 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Lisa Larkin and John Kernan

Re:	Eagle Point Defensive Income Trust Registration Statement on Form N-2 File Nos. 333-281462 and 811-23994

Ladies and Gentlemen:

This letter responds to comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission in telephonic conversations on June 3, 2025 between Lisa Larkin of the Staff and Alexander Karampatsos of Dechert LLP and John Kernan of the Staff and Alexander Karampatsos of Dechert LLP with respect to Pre-Effective Amendment No. 3 to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 21, 2025 on behalf of Eagle Point Defensive Income Trust (the “Fund”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf.

On behalf of the Fund, we have reproduced your questions/comments below and immediately thereafter have provided the Fund’s responses or described how the Fund will address your comments in the definitive filing to be filed pursuant to Rule 424(b)(3) (the “424(b)(3) Filing”) under the Securities Act. Capitalized terms have the same meaning as defined in the Registration Statement.

Registration Statement Comments – Lisa Larkin

1.	Comment: Please delete the following disclosure: “Since the Fund is newly-organized and has not yet commenced operations, it has not yet paid brokerage commissions.”

Response:          The Fund confirms that it will delete the disclosure in the 424(b)(3) Filing.

2.	Comment: Please explain supplementally to whom the Series A Term Cumulative Preferred Shares due 2028 were issued and the legal basis for the issuance (e.g., private placement).

Response:         The Series A Term Cumulative Preferred Shares due 2028 were issued to accredited investors through a private placement in compliance with Rule 506(b) of Regulation D of the Securities Act of 1933, as amended.

Ms. Larkin June 9, 2025 Page 2

Accounting Comments – John Kernan

1.	Comment: In the table in the section titled “Senior Securities” in the Prospectus, please include additional information as of March 31, 2025.

Response:          The Fund confirms that it will include this information in the Rule 424(b)(3) Filing.

2.	Comment: In the section titled “Financial Highlights” in the Prospectus, please update the semi-annual report reference to N-CSRS.

Response:          The Fund confirms that it will update this reference in the 424(b)(3) Filing.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Nauman S. Malik, Eagle Point Credit Management LLC

Joshua M. Katz, Eagle Point Credit Management LLC

Sara Niazi, Eagle Point Credit Management LLC

Brooke A. Clark, Eagle Point Credit Management LLC

Philip Hinkle, Dechert LLP